Exhibit 99.1

TNL Mediagene Reports Full Year 2024 Financial Results, Highlighting Robust Growth, Cost Efficiency and Compelling Future Opportunities

TOKYO, May 1,2025 –TNL Mediagene (Nasdaq: TNMG), a Tokyo-based next- generation digital media and data group in Asia, announces the release of its financial and operational results for the fiscal year ended December 31, 2024, as detailed in its annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 30, 2025 and available on the US Securities and Exchange Commission’s public website at www.sec.gov.

The condensed financial information presented in this press release should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in TNL Mediagene’s annual report on Form 20-F filed with the SEC on April 30, 2025, which provides a more complete discussion of its accounting policies and certain other information.

-FY2024 consolidated revenue of $48.5 million, a 35% increase over FY2023 consolidated revenue of $35.8 million

-Media & Branded Content business unit’s year-to-year revenue growth of 41.0%

-Technology business unit’s year-to-year revenue growth of 34.0%

-Digital Studio business unit’s year-to-year revenue growth of 33.0%

-FY2024 gross profit of $17.7 million, a 40.2% increase over FY2023 gross profit of $12.7 million

-FY2024 gross margin of 36.6%, a ~1% margin expansion over FY2023 gross margin of 35.3%

-FY2024 adjusted EBITDA (Non-IFRS)1 of -$0.9 million vs. FY2023 adjusted EBITDA of -$1.0 million

-FY2024 adjusted EBITDA margin (Non-IFRS)2 of -1.8%, an improvement over FY2023 adjusted EBITDA margin of -2.8%

-Began trading as a public company on NASDAQ under “TNMG” on December 6, 2024 These presentation slides are available here.

FY2024 Financial Highlights:

Strong Consolidated Revenue Growth in FY2024: TNL Mediagene achieved consolidated revenue of $48.5 million in FY2024, a 35.3% increase over FY2023’s consolidated revenue of $35.8 million. Revenue growth was primarily driven by the full year consolidation of Mediagene Inc., and an increase in digital studio revenue, supported by growth in integrated marketing projects for public sector and not-for-profit clients in 2024 compared to 2023. Diversification into tech and data-powered products, including retail media networks, new strategic data partnerships, as well as innovative content, resulting in increased user engagement, especially in short-form video formats, contributed to the growth.

Strong Business Unit Revenue Growth in FY2024: Media & Branded Content business unit’s year-to-year revenue growth was 41%, primarily driven by our acquisition of popular digital media assets such as Gizmodo Japan and Business Insider Japan. Technology business unit’s year-to-year revenue growth was 34%, primarily due to revenue contributions from affiliate marketing and retail media channels. Digital Studio business unit’s year-to-year revenue growth was 33%, primarily attributable to consulting services provided by Infobahn as well as increased revenue from several integrated marketing projects for public sector and not-for-profit organizations. Balanced growth across our business units highlights the healthy cross- sell among our business units and their divisions and our offering of full-suite turn-key products and services.

Gross Profit Growth and Gross Margin Expansion: FY2024 gross profit of $17.7 million is a 40.2% increase over FY2023 gross profit of $12.7 million. FY2024 gross margin of 36.6% represents a ~1% margin expansion over FY2023 gross margin of 35.3%. Gross profit growth and margin expansion highlight stable cost structure and incremental implementation of our group’s cost-optimization initiatives.

Near Break-Even Adjusted EBITDA and Stable Adjusted EBITDA Margin: Our FY2024 Adjusted EBITDA was negative $0.9 million, an improvement over our FY2023

1 Adjusted EBITDA is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of this non-IFRS measure and reconciliation to IFRS items.

2 Adjusted EBITDA margin is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of this non-IFRS measure and reconciliation to IFRS items.

Adjusted EBITDA of negative $1.0 million. Our FY2024 Adjusted EBITDA Margin also improved to negative 1.8% from FY2023 Adjusted EBITDA Margin of negative 2.8%. We believe these figures highlight our cost discipline and continued efforts toward achieving break-even/positive Adjusted EBITDA.

Key Traffic & Engagement Metrics: Our average monthly digital footprint3 was approximately 189 million and average monthly unique users4 was approximately 45 million. Metrics of this scale place the company among the largest Asian and international media companies in terms of traffic and engagement.

Completion of NASDAQ Public Listing: TNL Mediagene began trading as a public company on NASDAQ under “TNMG” on December 6, 2024. This represents a key milestone for us since the launch of The News Lens Co., Ltd. in 2013 and the launch of Mediagene Inc. in 1998.

Subsequent Company Highlights Since FY2024 End:

Strengthened Global Expansion With New Board Structure: First-rate international board includes directors with senior operational, advisory and director roles at companies including Yahoo!, Wall Street Journal, NBC Universal, SBI Financial, BCG and Reapra.

Key C-Suite Hires & Additional Personnel: New Chief Human Resources Officer, new Chief Governance Officer among other key hires.

Announced Strategic Partnership with PChome Online: One of Taiwan's leading e- commerce brands, PChome Online. This collaboration marks a significant step in shifting the retail media ecosystem by integrating the DNA of Content Marketing and Affiliate Marketing to launch an innovative Content Commerce operation methodology.

Announced Agreement with Business Insider Taiwan5 : Following successful years- long Business Insider Japan partnership, one of Japan’s leading business news media outlets with millions of monthly unique users, the company has reached an agreement with Business Insider to launch a Taiwan version of the U.S.-based business media brand, with the aim of serving the global Mandarin-language community. Represents a large market and revenue opportunity for TNL Mediagene as Business Insider Japan is a key revenue driver for the company, and Business Insider Taiwan*3 is a key milestone for the company in this regard.

3 Average monthly digital footprint refers to the monthly average of the total number of page and video views across our 25 digital media brands and associated social media platforms, including, among others, YouTube, Tik Tok and Facebook, based on our internal data for the twelve months ended March 31, 2025.

4 Average monthly unique users refers to the average monthly unique users of our owned digital media sites and accounts on social media platforms such as YouTube and TikTok based on our internal data for the twelve months ended March 31, 2025.

5 The name “Business Insider Taiwan” used in this release is a provisional designation for convenience. The official name will be determined at a later date.

2025 Initiatives & Outlook:

Continued Emphasis on M&A: TNL Mediagene operates a disciplined and successful M&A roll-up strategy and maintains an active pipeline of potential future M&A opportunities.

Capital Markets Optimization Strategy: Key capital markets initiatives to be announced in 2025.

Cost Optimization Initiatives: Company continues its focus on improving Adjusted EBITDA to achieve break-even/positive Adjusted EBITDA in 2025 through its disciplined cost optimization initiatives, including AI-based savings in content, sales, and data analytics and streamlining headcount.

Co-Hosting the 2025 Generative AI Dual Conference: Taiwan's Premier AI Event, Bringing Together Over 1,000 Industry Participants. Co-organized by the Generative AI Conference committee and TNL Mediagene, the two-day conference will feature a split agenda including the Generative AI Developers Conference on May 23, followed by the Generative AI Conference on May 24. This dual format allows tailored content for developers, business professionals, and AI enthusiasts alike.

Preliminary FY2025 Revenue & EBITDA Guidance: Preliminary FY2025 revenue and Adjusted EBITDA guidance is expected to be provided in a management business update presentation in May 2025.

Management Commentary:

TNL Mediagene’s unique business model, built around a portfolio of diverse digital media brands and AI-powered advertising and data analytics solutions, positions it favorably in the rapidly evolving digital media landscape. With a focus on Millennial and Gen Z audiences in Japan and Taiwan, TNL Mediagene leverages its proprietary first and zero-party data to deliver market-leading return on advertising spend (ROAS) for its diverse client base of over 850 regional and global advertisers.

TNL Mediagene is committed to its growth strategy, which includes investing in sophisticated data assets, increasing user engagement across its 25 digital media brands reaching approximately 45 million average monthly unique users*2, consolidating its position in existing media categories, and expanding into new geographies across East and Southeast Asia.

“2024 was a milestone year for TNL Mediagene as we completed our public listing on NASDAQ after being a private company for 12 years. 2024 was also one of our strongest years on record in terms of operational performance with regard to total group revenue, revenue growth and cost management. All 3 of our business units performed exceptionally well over the year and are now approximately the same size in terms of scale, which we believe is a result of our focus on cross-sell and our efforts to position our products as a full-suite, turn-key solution to our client base. On an IFRS-basis our results were impacted by non-recurring IPO listing expenses and non-recurring impairment charges, as detailed in our notes. Of these charges approximately $5m were cash charges and the remainder were non-cash. Looking ahead we are excited to continue providing industry-leading media & branded content, digital studio and technology advertising solutions to our 850+ clients, allowing them to reach large Asian millennial and Gen Z audiences with precision both in Asia and abroad. We’ll continue to pursue our strategic and disciplined M&A strategy as we look toward continued growth and expansion” Co-Founder & CEO Joey Chung said.

Co-Founder & President Motoko Imada said “We are excited to be a public company on NASDAQ which we feel will provide us with significant benefits and advantages going forward and is also a key part of our long-term strategy for TNL Mediagene. We are very pleased with our new public company board and the caliber of talent we’ve been able to attract to these roles. Our businesses performed very well in 2024, both on the top line and in terms of cost management. Looking ahead, we’ve had some exciting recent contract wins, including Business Insider Taiwan, that we are looking forward to rolling out in the coming weeks and months. We’ll also be focused on our investor and public communications efforts going forward and plan to be participating in some near- term conferences both in Asia and in the US. We thank our existing investors for their support over the years and we look forward to meeting new investors at these events this year.”

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan's The News Lens Co. and Japan's Mediagene Inc., two of the region's leading independent digital media groups. The company's operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled “2025 Initiatives and Outlook” and “Management Commentary” such as statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s CEO and president. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene's filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward- looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

In this press release we have included adjusted EBITDA, a non-IFRS financial measure, which is a key measure used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

●	although amortization and depreciation are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; and

●	other companies, including our competitors in various industries, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

We define adjusted EBITDA as profit (loss) for the period excluding (i) non-cash items such as depreciation expenses, amortization expenses, stock-based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization.

Reconciliation of Non-IFRS Financial Measures:

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	2024
Loss for the year	$(11,394,768)	$(1,215,789)	$(84,976,720)
Add (less):
Income tax (benefit) expense	(247,177)	(591,082)	(307,246)
Finance costs	137,029	298,958	8,167,872
Other gains and losses(1)	8,174,802	(5,458,803)	851,689
Other income	(75,576)	(409,555)	(58,024)
Interest Income	(10,994)	(19,340)	(21,773)
Operating loss	$(3,416,684)	$(7,395,611)	$(76,344,202)
Add:
Depreciation expenses	433,262	1,025,783	1,139,488
Amortization expenses	1,058,392	1,809,774	2,101,080
Stock-based compensation expense	237,301	118,800	250,952
Impairment loss on intangible assets(2)	—	298,424	29,026,050
One-time transaction-related expenses(3)	—	3,144,668	42,972,458
Adjusted EBITDA	(1,687,729)	(998,162)	(854,174)
Adjusted EBITDA Margin (%)	-8.4%	-2.8%	-1.8%

(1)	Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023. Other gains and losses for the year ended December 31, 2024 comprise a $0.8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants.

(2)	For the year ended December 31, 2023, we incurred approximately $0.3 million of impairment loss on intangible assets due to the closure of our e-commerce platform CoSTORY as the internally-developed software on which CoSTORY relied became no longer recoverable. For the year ended December 31, 2024, we incurred impairment loss on intangible assets of approximately $29.0 million, which mainly consisted of (i) an impairment loss of $25.5 million against the goodwill of Mediagene recognized due to changes in the intercompany revenue allocation following the completion of the Merger and listing on the Nasdaq within the Group, resulting in downward adjustments to the carrying value of Mediagene’s goodwill and leading to the recognition of an impairment loss and (ii) an impairment loss of $3.1 million due to the downsizing of the e-commerce department of Polydice Inc.

(3)	For the year ended December 31, 2023, one-time transaction-related expenses comprise the professional service fees related to (i) the merger with Mediagene; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization. For the year ended December 31, 2024, one-time transaction-related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $4.3 million; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc. of $0.5 million; and (iii) the listing expense of $38.2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization.

Investor Relations Contact: IR@tnlmediagene.com